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                             May 23, 2023

       Gary Kompothecras
       Chief Executive Officer
       E Med Future, Inc.
       4054 Sawyer Road
       Sarasota, FL 34233

                                                        Re: E Med Future, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 16, 2023
                                                            File No. 024-12252

       Dear Gary Kompothecras:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Donnell Suares